UNDERTAKING REGARDING RESTRICTED SECURITIES

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

RE:	Filing of final long form prospectus dated June 16, 2015 of Alignvest Acquisition Corporation (the “Issuer”)

The Issuer hereby undertakes, pursuant to section 9.2(a)(xiii) of National Instrument 41-101 – General Prospectus Requirements, to give notice to holders of its Class A restricted voting shares of a meeting of securityholders if a notice of such meeting is given to registered holders of Class B Shares.

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DATED this 16th day of June, 2015.

ALIGNVEST ACQUISITION CORPORATION

By:	(signed) “Sanjil Shah”
Name: Sanjil Shah
Title: Chief Financial Officer and
Corporate Secretary

Alignvest Acquisition Corporation –OSC Undertaking (Restricted Securities) Signature Page